



Roshini Sanah Jaiswal · 3rd

Founder at Swanrose Inc.

New Delhi, Delhi, India · **Contact info**

366 connections

Swanrose Inc.

Harvard Business School

Experience



Founder/CEO
Swanrose Inc.
Apr 2020 - Present · 2 yrs
West Hollywood, California, United States

Leadership, long-term and short-term strategy, ensuring company growth in line with vision and values, communicating with all stakeholders, partners and press, daily management, building a strong but lean team. ...see more



Vice Chairman Of The Board
Confederation of Alcoholic Beverages Companies (CIABC) India Apex industry body
Jan 2019 - Present · 3 yrs 3 mos
Delhi, India



Promoter and Chief Restructuring Officer (CRO)
Jagatjit Industries Ltd · Full-time
Jan 2015 - Present · 7 yrs 3 mos
New Delhi, Delhi, India

Transformational Leadership, redefining vision, strategy, core values, dealing with legacy issues, risk management, setting up systems for a process-driven organization, stabilizing the balance sheet, taking the company from legacy to digital, leading brand innovation, communicating with all stakeholders, partners and press. ...see more



Board Member
Lost Spirits Distillery, LLC
Nov 2017 - Present · 4 yrs 5 mos
Los Angeles, California, United States



Co-Founder
JSM Corporation Pvt. Ltd.
Mar 2000 - Jun 2013 · 13 yrs 4 mos
Bangalore Urban, Karnataka, India

Education



Harvard Business School
OPM
2020 - 2022



New York University
Political Science and Economics

